EF Hutton

Personal and Confidential

December 6, 2022

Mark C. Jensen
Chairman and Chief Executive Officer
American Acquisition Opportunity Inc.

RE: American Acquisition Opportunity Inc. – Deferred Underwriter Fee

Dear Mr. Jensen,

Please find this notice as affirmative intent by EF Hutton, division of Benchmark Investments, LLC (EF Hutton") to confirm our remaining $3,500,000 of deferred underwriting fees relating to the Initial Public Offering of American Acquisition Opportunity Inc. Our intent is for the conversion to be effective upon combination with Royalty Management Co. and that the conversion will be done at $10.00 and equate to 350,000 common shares of the surviving entity.

Please do not hesitate to reach out with questions.

Regards,

EF Hutton,
division of Benchmark Investments, LLC

By: Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal